UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-1169

VOLUNTARY INVESTMENT PROGRAM FOR

HOURLY EMPLOYEES OF LATROBE STEEL COMPANY

(Full title of the Plan)

THE TIMKEN COMPANY, 1835 Dueber Avenue, S.W., Canton, Ohio 44706

(Name of issuer of the securities held pursuant to the Plan

and the address of its principal executive office)

Voluntary Investment Program for Hourly

Employees of Latrobe Steel Company

Unaudited Financial Statements and Supplemental Schedule

December 31, 2009 and 2008, and

Year Ended December 31, 2009

Unaudited Financial Statements

Voluntary Investment Program for Hourly

Employees of Latrobe Steel Company

Statements of Net Assets Available for Benefits

(unaudited)

	December 31,
	2009	2008
Assets
Investments, at fair value:
Interest in The Master Trust Agreement for The Timken Company Defined Contribution Plans	$2,509,458	$2,230,670
Participant notes receivable	10,567	16,131

Net assets available for benefits, at fair value	2,520,025	2,246,801

Adjustment from fair value to contract value for interest in The Master Trust Agreement for The Timken Company Defined Contribution Plans relating to fully benefit-responsive investment contracts	23,592	45,791

Net assets available for benefits	$2,543,617	$2,292,592

See accompanying notes.

Voluntary Investment Program for Hourly

Employees of Latrobe Steel Company

Statement of Changes in Net Assets Available for Benefits

(unaudited)

Year Ended December 31, 2009

Additions
Investment income:
Net investment gain from The Master Trust Agreement for The Timken Company Defined Contribution Plans	$412,383
Interest	772

Total additions	413,155

Deductions
Benefits distributed directly to participants	162,105
Administrative expenses	25

Total deductions	162,130

Net increase	251,025

Net assets available for benefits:
Beginning of year	2,292,592

End of year	$2,543,617

See accompanying notes.

Voluntary Investment Program for Hourly

Employees of Latrobe Steel Company

Notes to Financial Statements

(unaudited)

December 31, 2009 and 2008, and

Year Ended December 31, 2009

1. Description of the Plan

The following description of the Voluntary Investment Program for Hourly Employees of Latrobe Steel Company (the Plan) provides only general information. Participants should refer to the 2002 401(k) Agreement Between Timken Latrobe Steel and the United Steelworkers of America AFL-CIO (2002 401(k) Agreement) for a more complete description of the Plan’s provisions.

General

Effective December 8, 2006, The Timken Company (Timken) sold Latrobe Steel Company (the Company). As a result of this transaction, all participants in the Plan terminated their employment with The Timken Company and the Plan will no longer have any new participants or contributions. However, The Timken Company, the Plan Administrator, will continue to sponsor the Plan for those participants who have elected not to transfer their accounts to another plan. The Plan is a defined contribution plan which covered hourly employees of the Company who were represented by the United Steelworkers of America (USWA). Employees of the Company became eligible to participate in the Plan upon completion of the eligibility requirements under the 2002 Insurance Agreement and upon completion of 1,000 hours of service within a twelve-month period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Under the provisions of the Plan, participants were able to contribute up to 15% of gross earnings, as defined in the Plan, subject to Internal Revenue Service (IRS) limitations. Participants were also able to contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. No Company contributions were provided under the Plan. Upon enrollment, a participant could direct their contribution in 1% increments to any of the Plan’s fund options. Participants have access to their account information and the ability to make account changes daily through an automated telecommunication system and through the Internet.

Voluntary Investment Program for Hourly

Employees of Latrobe Steel Company

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account was credited with the participant’s contributions and allocations of Plan earnings, and is charged administrative expenses, as appropriate. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Participants were able to elect to have their dividends in The Timken Company Common Stock Fund distributed to them in cash rather than automatically reinvested in Timken common shares.

Vesting

Participants vested immediately in their contributions plus actual earnings thereon.

Participant Notes Receivable

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms generally cannot exceed four years. The loans are secured by the balance in the participant’s account and bear interest at an interest rate of 1% in excess of the prime rate, as published the first business day of each month in the Wall Street Journal. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

As a result of their termination of service to Timken due to the sale of the Company, participants having a vested account balance greater than $1,000 were given the option of (i) transferring their account balance to another plan, (ii) receiving a lump-sum amount equal to the vested balance of their account, (iii) receiving installment payments of their vested assets over a period of time not to exceed their life expectancy, or (iv) leaving their vested account balance in the Plan. Participants having a vested account balance less than $1,000 received a lump-sum amount equal to their vested account balance. Participants electing to leave their vested assets in the Plan may do so until age 70- 1/2 after which time the lump-sum or installment distribution options would apply.

Voluntary Investment Program for Hourly

Employees of Latrobe Steel Company

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Plan Termination

The Plan shall continue in full force and effect until December 31, 2008, and yearly thereafter, unless either Timken or the USWA shall notify the other party in writing that they desire to terminate the 2002 401(k) Agreement. The Plan may generally be amended by mutual consent of Timken and the USWA. In the event of Plan termination, the Trustee shall distribute to each participant the balance in their separate account.

2. Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value and are invested in The Master Trust Agreement for the Timken defined contribution plans (Master Trust), which was established for the investment of assets of the Plan and the seven other defined contribution plans sponsored by Timken. The fair value of the Plan’s interest in the Master Trust is based on the value of the Plan’s interest in the fund plus actual contributions and allocated investment income (loss) less actual distributions.

The Trustee maintains a collective investment trust of Timken common shares in which Timken’s defined contribution plans participate on a unit basis. Timken common shares are traded on a national securities exchange and participation units in The Timken Company Common Stock Fund are valued at the last reported sales price on the last business day of the plan year. The valuation per unit of The Timken Company Common Stock Fund was $12.99 and $10.85 at December 31, 2009 and 2008, respectively.

Investments in registered investment companies, common collective funds and investment contracts are valued at the redemption value of units held at year-end. Participant loans are valued at cost, which approximates fair value.

Voluntary Investment Program for Hourly

Employees of Latrobe Steel Company

Notes to Financial Statements (continued)

2. Accounting Policies (continued)

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The Trustee holds all the Plan’s investment assets and executes investment transactions. All investment assets of the Plan, except for the participant loans, are pooled for investment purposes in the Master Trust.

The following table presents a summary of the investments of the Master Trust as of December 31:

	2009	2008
Investments, at fair value:
The Timken Company Common Stock Fund	$241,078,465	$225,514,383
Registered investment companies	297,278,461	221,647,760
Common collective funds	235,129,337	182,763,527

	773,486,263	629,925,670

Investment contracts, at fair value	154,903,737	156,437,336
Adjustments from fair value to contract value	9,702,374	20,458,669

Investment contracts, at contract value	164,606,111	176,896,005

	$938,092,374	$806,821,675

At December 31, 2009, The Timken Company Common Stock Fund consisted of 18,565,348 units of The Timken Company’s common stock. The Plan’s interest in the Master Trust as of December 31, 2009 and 2008 was 0.27% and 0.28%, respectively.

Voluntary Investment Program for Hourly

Employees of Latrobe Steel Company

Notes to Financial Statements (continued)

3. Investments (continued)

Investment income (loss) relating to the Master Trust is allocated to the individual plans based upon the average balance invested by each plan in each of the individual funds of the Master Trust. Investment income (loss) for the Master Trust is as follows:

	Year Ended December 31,
	2009	2008
Net appreciation (depreciation) in fair value of investments determined by quoted market price:
The Timken Company Common Stock Fund	$51,426,725	$(120,044,417)
Registered investment companies	62,675,842	(128,819,219)
Common collective funds	39,342,564	(73,116,499)

	153,445,131	(321,980,135)
Net appreciation in investment contracts	3,265,586	3,154,296
Interest and dividends	10,441,107	15,478,607

Total Master Trust	$167,151,824	$(303,347,232)

4. Fair Value

The following table presents the fair value hierarchy for those investments of the Master Trust measured at fair value on a recurring basis as of December 31, 2009:

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The FASB provides accounting rules that classify the inputs used to measure fair value into the following hierarchy:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Unadjusted quoted prices in active markets for similar assets or liabilities, or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability.

Level 3 – Unobservable inputs for the asset or liability.

Voluntary Investment Program for Hourly

Employees of Latrobe Steel Company

Notes to Financial Statements (continued)

4. Fair Value (continued)

	Total	Level 1	Level 2	Level 3
Assets:
The Timken Company Common Stock Fund	$241,078,465	$—	$241,078,465	$—
Registered investment companies	297,278,461	297,278,461	—	—
S&P 500 Index	139,647,844	—	139,647,844	—
Core Bond	66,002,400	—	66,002,400	—
Russell 2000-A Index	29,479,093	—	29,479,093	—
Investment Contracts	164,606,111	—	164,606,111	—

Total assets	$938,092,374	$297,278,461	$640,813,913	$—

The Timken Company Stock Fund participates in units and is valued based on the closing price of Timken Common Shares traded on a national securities exchange. Registered investment companies are valued based on quoted market prices reported on the active market on which the individual securities are traded.

The S&P 500 Index fund includes investments that provide exposure to a broad equity market and is designed to mirror the aggregate price and dividend performance of the S&P 500 Index. The fair values of the investments in this category have been estimated using the net asset value per share.

The Core Bond fund includes investments that seek to maximize total return by investing primarily in a diversified portfolio of intermediate- and long-term debt securities. The fair value of the investments in this category has been estimated using the net asset value per share.

The Russell 2000-A Index fund includes investments seeking an investment return that approximates as closely as practicable, before expenses, the performance of the Russell 2000 Index over the long term. The Fund includes exposure to stocks of small U.S. companies. The fair value of the investments in this category has been estimated using the net asset value per share.

Voluntary Investment Program for Hourly

Employees of Latrobe Steel Company

Notes to Financial Statements (continued)

4. Fair Value (continued)

Investment Contracts include a common collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. See Note 6 - Investment Contracts for further discussion on investment contracts.

The following table presents the fair value hierarchy for those investments of the Plan measured at fair value on a recurring basis as of December 31, 2009:

	Total	Level 1	Level 2	Level 3
Assets:
Participant notes receivable	$10,567	$—	$—	$10,567

Total assets	$10,567	$—	$—	$10,567

Participant notes receivable are valued at amortized cost, which approximates fair value.

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009:

Participant notes receivable:
Balance, beginning of year	$16,131
Issuances and settlements, net	(5,564)

Balance, end of year	$10,567

5. Investment Contracts

The Master Trust invests in synthetic guaranteed investment contracts (GICs), or a Stable Value Fund, that credit a stated interest rate for a specified period of time. The Stable Value Fund provides principal preservation plus accrued interest through fully benefit-responsive wrap contracts issued by a third party which back the underlying assets owned by the Master Trust. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The investment contract issuer is contractually obligated to repay the principal at a specified interest rate that is guaranteed to the Plan.

Voluntary Investment Program for Hourly

Employees of Latrobe Steel Company

Notes to Financial Statements (continued)

5. Investment Contracts (continued)

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the fully benefit-responsive investment contracts. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rates for the wrap contracts are calculated on a quarterly basis (or more frequently if necessary) using contract value, market value of the underlying fixed income portfolio, the yield of the portfolio, and the duration of the index, but cannot be less than zero.

	December 31,
Average Yields for Synthetic GICS	2009	2008
Based on actual earnings	4.2%	6.5%
Based on interest rate credited to participants	2.2%	3.2%

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2009	2008
Net assets available for benefits per the financial statements	$2,543,617	$2,292,592
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(23,592)	(45,791)

Net assets available for benefits per the Form 5500	$2,520,025	$2,246,801

Voluntary Investment Program for Hourly

Employees of Latrobe Steel Company

Notes to Financial Statements (continued)

5. Investment Contracts (continued)

The fully benefit-responsive investment contracts have been adjusted from fair value to contract value for purposes of the financial statements. For purposes of the Form 5500, the investment contracts will be stated at fair value.

6. Risks and Uncertainties

The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Income Tax Status

The Plan has received a determination letter from the IRS dated April 23, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt. The Plan Administrator will take the necessary steps, if any, to maintain compliance with the Code.

Voluntary Investment Program for Hourly

Employees of Latrobe Steel Company

Notes to Financial Statements (continued)

8. Related-Party Transactions

Related-party transactions included the investments in the common stock of The Timken Company and the investment funds of the Trustee. Such transactions are exempt from being prohibited transactions.

The following is a summary of transactions in Timken common shares with the Master Trust for the year ended December 31, 2009:

	Shares	Dollars
Purchased	2,951,208	$6,519,232
Issued to participants for payment of benefits	260,128	463,880

Benefits paid to participants include payments in Timken common shares valued at quoted market prices at the date of distribution.

Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by Timken. Fees paid during the year for services rendered by parties in interest were based on customary and reasonable rates for such services.

Supplemental Schedule

Voluntary Investment Program for Hourly

Employees of Latrobe Steel Company

EIN #25-0610595            Plan #018

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2009

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value

Participant notes receivable*	Interest rates ranging from 6.0% to 9.25% with various maturity dates	$10,567

*	Indicates party in interest to the Plan

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VOLUNTARY INVESTMENT PROGRAM FOR HOURLY EMPLOYEES OF LATROBE STEEL COMPANY

Date: June 25, 2010	By:	/s/ Scott A. Scherff
Scott A. Scherff
Assistant Secretary